YY Group Holding Ltd.

60 Paya Lebar Road

#05-43 Paya Lebar Square

Singapore 409051

March 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C., 20549

Attn: Ms. Amy Geddes

Re:	YY Group Holding Limited

Registration Statement on Form F-1, as amended (File No. 333- 275486)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, YY Group Holding Limited hereby requests an acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 4 p.m., Eastern Time, on March 29, 2024, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

YY Group Holding Limited

By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer and Director